UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Evogene Ltd., or the Company, reports changes in the composition of its board of directors, or the Board. A copy of the press release announcing these changes is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”)

Ms. Sarit Firon has decided to step down from her role as chairperson of the Board but will continue to serve as a member of the Board. Ms. Firon will be replaced by Mr. Nir Nimrodi, who has been serving as a member of the Board since September 2022. In addition, the Company's President and CEO, Mr. Ofer Haviv, will join as a member of the Board and will remain in office until the earlier of the first annual or special general meeting of shareholders following his appointment.

The Company thanks Ms. Sarit Firon for her dedication and contribution to the Company as a chairperson over the years and looks forward to her continued support as a member of the Board.

The content of this Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Announces the Appointment of Nir Nimrodi as the New Chairperson of the Board, Effective March 5, 2025